UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 000-51635

KODIAK OIL & GAS CORP.
(Translation of registrant’s name into English)

1625 Broadway, Suite 330 Denver, Colorado 80202
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KODIAK OIL & GAS CORP.
Date: March 8, 2006	By:	/s/ Lynn A. Peterson
Name: Lynn A. Peterson Title: President

FOR RELEASE AT 9:00 AM EST ON WEDNESDAY MARCH 8, 2006

KODIAK OIL & GAS ANNOUNCES US $40 MILLION

EQUITY PRIVATE PLACEMENT

DENVER, March 8, 2006 (CNW) – Kodiak Oil & Gas Corp. (TSX Venture: KOG; KOGGF.PK) today announced the sale through a private placement of 19,514,268 shares of its common stock to a group of accredited investors at a price of US $2.05 (CDN $2.33) per share. Proceeds to the company, net of fees and estimated expenses were approximately US$37,000,000. There were no warrants or other financial instruments attached to this placement of common shares. The financing does not result in a change in control of the Company. The shares are subject to a four-month hold period.

Proceeds will be used for general corporate purposes including the exploration and development of Kodiak’s oil and gas properties in the Greater Green River Basin in southwestern Wyoming, including the Company’s Pacific Rim properties in the Vermillion Basin, and the Williston Basin of North Dakota and Montana.

Subsequent to the closing of the private placement, Kodiak will have approximately 74,061,426 common shares outstanding.

This announcement does not constitute an offer to sell, or the solicitation of an offer to buy, any securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful. The common stock was sold only to accredited investors in the United States pursuant to the exemption provided by Regulation D promulgated under the Securities Act of 1933 and in Canada pursuant to the exemption in N145.106 Section 2.3. The shares sold in this private placement have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About Kodiak Oil & Gas Corp.
Kodiak Oil & Gas, headquartered in Denver, is an independent energy exploration and development company focused on exploring, developing and producing oil and natural gas in the Williston and Greater Green River Basins in the U.S. Rocky Mountains. The common shares of the Company are listed for trading on the TSX Venture Exchange under the symbol “KOG” and the U.S. symbol “KOGGF.”

Forward-Looking Statements
This press release includes statements that may constitute “forward-looking” statements, usually containing the words “believe,” “estimate,” “project,” “expect” or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, fluctuations in the prices of oil and gas, uncertainties inherent in estimating quantities of oil and gas reserves and projecting future rates of production and timing of development activities, competition, operating risks, acquisition risks, liquidity and capital requirements, the effects of governmental regulation, adverse changes in the market for the Company’s oil and gas production, dependence upon third-party vendors, and other risks detailed in the Company’s periodic report filings with the Securities and Exchange Commission.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information, please contact:
Mr. Lynn A. Peterson, President, Kodiak Oil & Gas Corp., +1-303-592-8075
Mr. David Charles, EnerCom, Inc. +1-303-296-8834
Ms. Heather Colpitts, Associate Account Manager, CHF Investor Relations, +1-416-868-1079 x.223

If you would like to receive press releases via email contact Heather Colpitts (heather@chfir.com)
and specify “Kodiak releases” in the subject line.

--30--